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                               September 14, 2023

       Wang Hua
       Chief Financial Officer
       PetroChina Company Limited
       9 Dongzhimen North Street
       Dongcheng District, Beijing 100007
       The People's Republic of China

                                                        Re: PetroChina Company
Limited
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
September 8, 2023
                                                            File No. 001-15006

       Dear Wang Hua:

              We have reviewed your September 8, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 4, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 122

   1.                                                   We note your response
to prior comment 2 that Item 16I(b) of Form 20-F states:    any
                                                        such identified foreign
issuer that uses a variable-interest entity or any similar structure that results in
additional foreign entities being consolidated in the financial statements of the registrant is
required to provide the below disclosures for itself and its consolidated foreign operating
entity or entities.    In that regard, page 15 of our SEC Release No. 34-
                                                        93701,    Holding
Foreign Companies Accountable Act Disclosure,    clarifies that a
                                                        registrant should
look through a VIE or any structure that results in additional foreign entities being
consolidated in the financial statements of the registrant and provide the required disclosures
about any consolidated operating company or companies in the
 Wang Hua
PetroChina Company Limited
September 14, 2023
Page 2
      relevant jurisdiction.    Per pages F-50 and F-51 of the 20-F, you have
subsidiaries outside
      of China. As previously requested, please provide us with the information required by
      Items 16I(b)(2) through (b)(5) for all of your consolidated foreign operating entities.
2. We note your response to prior comment 3 and re-issue. Please confirm, if true, that your
      reference to    CPC members    includes officials of the Chinese
Communist Party as
      required by Item 16I(b)(4) of Form 20-F.
3. We note your response to prior comment 4 and re-issue. Please supplementally describe the steps you have taken to confirm that completeness of the disclosure regarding the names of members of the boards of your consolidated foreign operating entities who are officials of the Chinese Communist Party.
       Please contact Jimmy McNamara at 202-551-7349 or Andrew Mew at
202-551-3377
with any questions.



                                                           Sincerely,
FirstName LastNameWang Hua
                                                           Division of
Corporation Finance
Comapany NamePetroChina Company Limited
                                                           Disclosure Review
Program
September 14, 2023 Page 2
cc:       Kyungwon Lee
FirstName LastName